UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                 SCHEDULE 13E-3

                        RULE 13e-3 TRANSACTION STATEMENT
       (Pursuant to Section 13(e) of the Securities Exchange Act of 1934)
                                [Amendment No. 2]

                        Strategic Capital Resources, Inc.
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                              (Name of the Issuer)

                        Strategic Capital Resources, Inc.
                                  David Miller
                                   Rita Miller
                                  Scott Miller
                                 Mergerco, Inc.
             Helen Miller Irrevocable Trust, Libo Fineberg, Trustee
                                Lite 'N Low, Inc.
                             Priority Capital Corp.
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                       (Name of Persons Filing Statement)

                     Common Stock, par value $.001 per share
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                         (Title of Class of Securities)

                                    862690203
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                      (CUSIP Number of Class of Securities)

                      David Miller, Chief Executive Officer
                        Strategic Capital Resources, Inc.
                                7900 Glades Road
                                    Suite 610
                              Boca Raton, FL 33434
                                  561-558-0165
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       (Name, Address and Telephone Number of Person Authorized to Receive
        Notices and Communications on Behalf of Persons Filing Statement)

                                 With a copy to:
                           Tescher Lippman & Valinsky
                       100 Northeast Third Ave, Suite 610
                       Fort Lauderdale, Florida 33301-1165
                          Attention: Jay Valinsky, Esq.

     This statement is filed in connection with (check the appropriate box):

a. [X] The filing of solicitation materials or an information statement subject to Regulation 14A (240.14.a-1 through 240.14b-2), Regulation 14C (ss 240.14c-1 through 240.14c-101) or Rule 13e-3(c) (s
          240.13e-3(c)) under the Securities Exchange Act of 1934.

b. [ ] The filing of a registration statement under the Securities Act of 1933.

c.   [ ]  A tender offer.

d.   [ ]  None of the above.

Check the following box if the soliciting materials or Information statement referred to in checking box (a) are preliminary copies [ ]

Check the following box if the filing is a final amendment reporting the results of the transaction: [ ]

                            Calculation of Filing Fee

Transaction Valuation*                                      Amount of filing fee
      $ 609,650                                                    $49.32

* The "Transaction Value" amount referred to above is approximately the sum of the product of 77,190 outstanding shares of Common Stock (excluding 52,804 shares owned by the shareholders who are seeking to acquire Strategic Capital Resources, Inc. and who would contribute their shares to New Company immediately prior to the proposed merger as discussed below) and $25.00, the cash price per share to be paid in the proposed merger.

** In accordance with Rule 0-11 under the Securities Exchange Act of 1934, as amended, the filing fee is determined by multiplying the Transaction Value by 0.000092.

[ ] Check box if any part of the fee is offset as provided by s 240.0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration number, or the Form or Schedule and the date of its filing

     Amount Previously Paid: N/A

     Form or Registration No: N/A

     Filing Party: N/A

     Date Filed: N/A

     This Rule 13e-3 Transaction Statement on Schedule 13E-3, as amended (this "Statement") is being filed jointly by Strategic Capital Resources, Inc. (hereinafter referred to as the "Company"; and/or "Strategic"), Mergerco, Inc., a Florida corporation ("New Company"), David Miller, the Company's Chairman of the Board, Chief Executive Officer, Chief Financial Officer, Chief Accounting Officer and President, Rita Miller (David Miller's wife), Scott Miller (David Miller's son), Helen Miller Irrevocable Trust, Libo Fineberg Trustee (a trust of which David Miller is the sole beneficiary), Lite 'N Low, Inc. and Priority Capital Corp., privately held companies of which David Miller is the sole shareholder, in connection with a proposed merger of New Company with and into Strategic with Strategic as the surviving entity, pursuant to an Agreement and Plan of Merger, dated as of January 8, 2004, by and between Strategic and New Company (the "Merger Agreement"), whereby each shareholder (other than the shareholders who are seeking to acquire Strategic and will contribute their shares to New Company immediately prior to the merger) would receive $25.00 cash (or pro-rata portion thereof in the instance of fractional shares) without interest, per share of Strategic Common Stock owned at the time of the merger. The Merger Agreement has been approved by Strategic's Board of Directors and a majority of its Common Stock shareholders.

ITEM 1:  SUMMARY TERM SHEET.

     The information set forth in the Information Statement under the Captions "SUMMARY TERM SHEET," "GLOSSARY" and "QUESTIONS AND ANSWERS " is incorporated herein by reference.

ITEM 2:  SUBJECT COMPANY INFORMATION.

     (a) The name of the subject company is Strategic Capital Resources, Inc. The Company's principal address and executive office is located at 7900 Glades Road, Suite 610, Boca Raton, Florida 33434, and its telephone number is 561-558-0165.

     (b) The securities which are the subject of the Offer consist of the Company's Common Stock, $.001 par value. As of December 31, 2003, 77,190 shares of Common Stock were issued and outstanding.

     (c) The information set forth in "SPECIAL FACTORS - Market Prices and Dividend Information" of the Information Statement is incorporated herein by reference.

     (d) The information set forth in "SPECIAL FACTORS - Market Prices and Dividend Information" of the Information Statement is incorporated herein by reference.

     (e) During the past three years, the Company has not made any underwritten public offering of Common Stock.

     (f) The Information set forth in "SPECIAL FACTORS - Strategic Common Stock Purchase Information" of the Information Statement is incorporated herein by reference.

ITEM 3:  IDENTITY AND BACKGROUND OF FILING PERSON.

     (a)-(c) The Company, New Company, David Miller, the Company's Chairman of the Board, Chief Executive Officer, Chief Financial Officer, Chief Accounting Officer and President, Rita Miller, Scott Miller, Helen Miller Irrevocable Trust, Libo Fineberg Trustee, Lite 'N Low, Inc. and Priority Capital Corp., privately held companies of which David Miller is the sole shareholder, are the filing persons for this Schedule 13E-3. The information set forth in "SUMMARY TERM SHEET - "The Parties," "THE PARTIES - Strategic Capital Resources, Inc; - Directors and Officers of Strategic; - New Company" of the Information Statement is incorporated herein by reference.

ITEM 4:  TERMS OF THE TRANSACTION.

     (a) The information set forth in "SUMMARY TERM SHEET," "QUESTIONS AND ANSWERS," "GLOSSARY," "SPECIAL FACTORS" and the "MERGER AGREEMENT" of the Information Statement is incorporated herein by reference.

     (c) The information set forth in "SUMMARY OF TERMS," "SPECIAL FACTORS" "THE MERGER AGREEMENT" and "CONTRIBUTION AGREEMENT" of the Information Statement and Appendices A and B to the Information Statement are incorporated herein by reference.

     (d) The information set forth in "SUMMARY TERM SHEET - Overview," "SPECIAL FACTORS - Certain Effects of the Merger," "GLOSSARY" and "QUESTIONS AND ANSWERS" is incorporated herein by reference.

     (e) The information set forth under "SPECIAL FACTORS - Provisions for Unaffiliated Security Holders" of the Information Statement is incorporated herein by reference.

     (f) Not Applicable

ITEM 5:  PAST CONTACTS, TRANSACTIONS, NEGOTIATIONS AND AGREEMENTS.

     (a) The information set forth in "SPECIAL FACTORS - Recent Transactions; Negotiations and Contacts" of the Information Statement is incorporated herein by reference.

     (b)-(c) The information set forth in "SPECIAL FACTORS - Recent Transactions; Negotiations and Contacts; - Background of the Merger" of the Information Statement is incorporated herein by reference.

     (e) The information set forth in "CONTRIBUTION AGREEMENT" of the Information Statement is incorporated herein by reference and Appendix B to the Information Statement is also incorporated herein by reference.

ITEM 6:  PURPOSES OF THE TRANSACTION AND PLANS OR PROPOSALS.

     (b) The information set forth in "SUMMARY TERM SHEET - The Merger" and "THE MERGER AGREEMENT - Structure and Completion of the Merger; - Effect of the Merger on Capital Stock; - Stock Option Plan" of the Information Statement is incorporated herein by reference.

     (c)(1)-(8)The information set forth in "SUMMARY TERM SHEET" AND "SPECIAL FACTORS - Background of the Merger; - Purpose and Reasons for the Merger; - The Buyer Group's Purpose and Reasons for the Merger; - Conduct of the Business of Strategic if the Merger is Not Completed; - Conduct of the Business of Strategic if the Merger is Completed; - Advantages and Disadvantages of the Merger; -

Certain Effects of the Merger;" "SPECIAL FACTORS - Market Price and Dividend Information" and "CONTRIBUTION AGREEMENT" of the Information Statement is incorporated herein by reference and Appendix B to the Information Statement is also incorporated herein by reference.

ITEM 7:  PURPOSES, ALTERNATIVES, REASONS AND EFFECT.

     (a)-(d) The information set forth in "SUMMARY TERM SHEET," "SPECIAL FACTORS" and "THE MERGER AGREEMENT" of the Information Statement is incorporated herein by reference.

ITEM 8:  FAIRNESS OF THE TRANSACTION.

     (a)-(e) The information set forth in "SUMMARY TERM SHEET," "SPECIAL FACTORS," "SPECIAL FACTORS," and "THE MERGER AGREEMENT" of the Information Statement is incorporated herein by reference.

     (f) Not Applicable.

ITEM 9:  REPORTS, OPINIONS, APPRAISALS AND CERTAIN NEGOTIATIONS.

     (a)-(c) The information set forth in "SUMMARY TERM SHEET" and "SPECIAL FACTORS - Background of the Merger; - Recommendation of the Special Committee; - Recommendation of the Board of Directors; - Opinion of Pali Capital, Inc.; - Position of the Buyer Group as to Fairness of the Merger" of the Information Statement is incorporated herein by reference and Appendix B to the Information Statement is also incorporated herein by reference.

ITEM 10: SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

     (a) The information set forth in "SUMMARY TERM SHEET - Financing," "SPECIAL FACTORS - Financing the Merger" and "THE MERGER AGREEMENT" of the Information Statement is incorporated herein by reference.

     (b) Not applicable.

     (c) The information set forth in "SPECIAL FACTORS - Fees and Expenses of the Merger" of the Information Statement is incorporated herein by reference.

     (d) Not applicable.

ITEM 11: INTEREST IN SECURITIES OF THE SUBJECT COMPANY.

     (a)-(b) The information set forth in "THE PARTIES - Beneficial Ownership of Strategic's Securities" and "SPECIAL FACTORS - Strategic Common Stock Purchase Information" of the Information Statement is incorporated herein by reference.

ITEM 12: THE SOLICITATION OR RECOMMENDATION.

     (d)-(e) The information set forth in "SUMMARY TERM SHEET" and "SPECIAL FACTORS - Background of the Merger; - Purpose and Reasons for the Merger; - Recommendation of the Special Committee; - Recommendation of the Board of Directors; - The Buyer Group's Purpose and Reasons for the Merger; - Position of the Buyer Group as to Fairness of the Merger" of the Information Statement is incorporated herein by reference.

ITEM 13: FINANCIAL INFORMATION.

     (a) The information set forth in "SPECIAL FACTORS - Pro Forma Financial Information; - Other Financial Data" of the Information Statement is incorporated herein by reference and Appendix D and E to the Information Statement is also incorporated herein by reference.

     (b) The information set forth in "SPECIAL FACTORS - Pro Forma Financial Information" of the Information Statement is incorporated herein by reference.

ITEM 14: PERSONS/ASSETS, RETAINED, EMPLOYED, COMPENSATED OR USED.

     (a)-(b) The information set forth in "SUMMARY TERM SHEET - Financing" and SPECIAL FACTORS - Financing the Merger" of the Information Statement is incorporated herein by reference.

ITEM 15: ADDITIONAL INFORMATION.

     (b) The information set forth in the Information Statement is incorporated herein by reference.

ITEM 16: EXHIBITS.

     (a)(1) Definitive Information Statement and all appendices thereto (incorporated herein by reference to the Definitive Information Statement filed concurrently with this Schedule).

     (c)(1) Fairness Opinion of Pali Capital, Inc. (incorporated herein by reference to Appendix B to the Definitive Information Statement filed concurrently with this Schedule).

     (c)(2) Warrant Valuation of Marks, Paneth & Shron, LLP (incorporated herein by reference to Appendix F to the Definitive Information Statement filed concurrently with this Schedule).

     (d)(1) Agreement and Plan of Merger dated as of January 8, 2004 by and between Strategic and New Company (incorporated herein by reference to Appendix A to the Definitive Information Statement filed concurrently with this Schedule).

     (d)(2) Form of Contribution Agreement (incorporated herein by reference to Exhibit (d)(2) to the Schedule 13E-3 filed with the Securities and Exchange Commission on October 24, 2003).

     (d)(3) Letter of Transmittal (incorporated herein by reference to Exhibit (d)(3) to the Schedule 13E-3 filed with the Securities and Exchange Commission on October 24, 2003).


                                    SIGNATURE

     After due inquiry and to the best of my knowledge and belief, we certify that the information set forth in this statement, as amended, is true, complete and correct.

Dated: January 8, 2004

STRATEGIC CAPITAL RESOURCES, INC.             Helen Miller Irrevocable Trust,
                                              Libo Fineberg, Trustee


By: /s/ DAVID MILLER                          By: /s/ LIBO FINEBERG
    -------------------------------------         ------------------------------
    David Miller, Chairman of the Board,          Libo Fineberg, Trustee
    Chief Executive Officer and President


MERGERCO, INC.


By: /s/ DAVID MILLER                              /s/ DAVID MILLER
    -------------------------------------         ------------------------------
    David Miller, Chairman of the Board,          David Miller
    Chief Executive Officer and President


    /s/ RITA MILLER                               /s/ SCOTT MILLER
    -------------------------------------         ------------------------------
    Rita Miller                                   Scott Miller


LITE 'N LOW, INC                              PRIORITY CAPITAL CORP.


By: /s/ DAVID MILLER                          By: /s/ DAVID MILLER
    -------------------------------------         ------------------------------
    David Miller, President                       David Miller, President

EXHIBIT INDEX


EXHIBIT NO.       EXHIBIT
-----------       -------

(a)(1) Definitive Information Statement and all appendices thereto (incorporated herein by reference to the Definitive Information Statement filed concurrently with this Schedule).

(c)(1) Fairness Opinion of Pali Capital, Inc. (incorporated herein by reference to Appendix B to the Definitive Information Statement filed concurrently with this Schedule).

(c)(2) Warrant Valuation of Marks, Paneth & Shron, LLP (incorporated herein by reference to Appendix F to the Definitive Information Statement filed concurrently with this Schedule).

(d)(1) Agreement and Plan of Merger dated as of January 8, 2004 by and between Strategic and New Company (incorporated herein by reference to Appendix A to the Definitive Information Statement filed concurrently with this Schedule).

(d)(2) Form of Contribution Agreement (incorporated herein by reference to Exhibit (d)(2) to the Schedule 13E-3 filed with the Securities and Exchange Commission on October 24, 2003).

(d)(3) Letter of Transmittal (incorporated herein by reference to Exhibit (d)(3) to the Schedule 13E-3 filed with the Securities and Exchange Commission on October 24, 2003).